

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2010

David B. Kaysen
President and Chief Executive Officer
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, MN 55343-7982

>   **Re: Uroplasty, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 3, 2010**
>   **File No. 333-167274**

Dear Mr. Kaysen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

 Where you can find more information, page 11

1.   We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended March 31, 2010 into this registration statement. We also note that the information required by Part III of Form 10-K was not provided in that filing, but will be incorporated by reference from your proxy statement. Before this registration statement will be declared effective, you should either (1) file your definitive proxy statement with all required information; or (2) include in your Form 10-K the information required by Part III. Refer to Question 123.01 of our Securities Act Forms, Compliance

& Disclosure Interpretations, available on our web site at
http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

2.   Please tell us why you have not incorporated by reference the Form 8-K filed May 27, 2010. Refer to Item 12(a)(2) of Form S-3.

3.   We note the incorporation by reference to a Securities Act registration statement. Since your common stock appears to be registered under Exchange Act Section 12, you must incorporate by reference the description of that class of securities contained in a registration statement filed under the Exchange Act. See Item 12(a)(3) of Form S-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Thomas Martin, Esq.—Dorsey & Whitney LLP
                Shawna Anderson, Esq.—Dorsey & Whitney LLP